September 20, 2007

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VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Kathleen Krebs, Special Counsel

Re:	Leap Wireless International, Inc. Definitive Proxy Statement
Dear Ms. Krebs:
     On behalf of Leap Wireless International, Inc. (the “Company”), we respectfully request an extension until November 2, 2007 to respond to the comments received by facsimile on August 21, 2007 from the staff of the Securities and Exchange Commission regarding the Company’s definitive proxy statement which was filed with the Commission on April 6, 2007.
     As I explained during our telephone conversation on September 18, 2007, the Company is requesting this extension to allow greater time to obtain the input of its Compensation Committee members regarding the Company’s comment responses. In that conversation, you expressed no objection to this extension request.
     Please do not hesitate to contact me by telephone at (858) 523-5482 or by fax at (858) 523-5450 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Holly M. Bauer

Holly M. Bauer of LATHAM & WATKINS LLP

cc:	Robert Irving, Leap Wireless International, Inc. Kristopher Hanson, Leap Wireless International, Inc. Barry Clarkson, Latham & Watkins LLP